Tintic Gold Mining Company
                              3131 Teton Drive
                         Salt Lake City, Utah 84109
                            Phone (801) 485-3939
                             Fax (801) 467-3256

October 17, 2006

FILED ON EDGAR

S. Thomas Kluck, II, Staff Attorney
SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0405
Mail Stop 3561

Re:   Letter requesting acceleration of the effective date of the 7th Amended registration statement of Tintic Gold Mining Company on Form SB-2/A-7, File No. 333-119742

Dear Mr. Kluck:

We have learned today that the Commission has no more comments to our 7th amended registration statement on Form SB-2/A-7. The purpose of this letter is therefore to request acceleration of the effective date of our registration statement. In doing so, and as contemplated in a July 1, 2005, letter to us from the Commission, we hereby acknowledge:

1. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Since it will take our Edgarizer a day to take out the prospectus portion of the 7th amended registration statement and convert it into a form for mailing and considering that it will also take our transfer agent at least a day, if not longer, to issue all the certificates to those persons entitled to receive shares, we respectfully request an effective date of 2:00 p.m., Eastern Time, on Wednesday, October 18, 2006. Thank you.

                                   Very truly yours,

                                   /s/George Christopulos

                                   George Christopulos, President